July 17, 2014

Re:	Comjoyful International Company

Amendment No. 3 to Form 8-K

Filed June 10, 2014

Form 10-Q for the Three Months Ended March 31, 2014

Filed May 30, 2014

File No. 000-08299

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Comjoyful International Corporation, a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 19, 2014 with respect to Amendment No. 3 to Form 8-K (the “8-K”) filed on June 10, 2014, and Form 10-Q for the three months ended March 31, 2014 (the “10-Q”) filed on May 30, 2014, by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Form 8-K (the “Revised 8-K”) and Amendment No. 1 to the Form 10-Q (the “Amended 10-Q”) filed concurrently with the submission of this letter in response to the Staff’s comments..

Form 8-K/A filed June 10, 2014

Item 9.01 Financial Statement and Exhibits, page 36

(b) Pro Forma Financial Information

1.	We note your response to comment three and that no partner has the ability to revoke the Unanimous Action Confirmation Letter agreement. Considering that the Unanimous Action Confirmation Letters, filed as exhibits 10.7 and 10.8 to your Form 8-K filed May 8, 2014, are silent as to a partner’s right to revoke the agreement, please tell us your legal basis for concluding that the general partner does not have the ability to revoke the agreement.

Response: The Unanimous Action Confirmation Letter was agreed to by all of the parties to the letter. According to Article 8 of the PRC Contract Law, the parties shall fulfill their obligations as contracted, and may not arbitrarily modify or terminate the contract, therefore, it cannot be amended or changed by a party unless all of the parties to the letter agree to do so. There are no revocation rights under the letter. We believe that the general partner executed the letter with the intent to be bound by the letter. Therefore, the general partner does not have the ability to revoke the agreement under PRC law.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-9

2.	We note your response to comment four and that no partner has the ability to revoke the Unanimous Action Confirmation Letter agreement. Considering that the Unanimous Action Confirmation Letters, filed as exhibits 10.7 and 10.8 to your Form 8-K filed May 8, 2014, are silent as to a partner’s right to revoke the agreement, please tell us your legal basis for concluding that the general partner does not have the ability to revoke the agreement.

Response: The Unanimous Action Confirmation Letter was agreed to by all of the parties to the letter. According to Article 8 of the PRC Contract Law, the parties shall fulfill their obligations as contracted, and may not arbitrarily modify or terminate the contract, therefore, it cannot be amended or changed by a party unless all of the parties to the letter agree to do so. There are no revocation rights under the letter. We believe that the general partner executed the letter with the intent to be bound by the letter. Therefore, the general partner does not have the ability to revoke the agreement under PRC law.

Property and Equipment, page F-11

3.	We note your response to comment seven. You state that you have recognized scheduled rent increases and holidays in the minimum lease payments and are recognizing them on a straight-line over the respective lease term. Based upon this response, it is not clear to us what accounts for the difference in the minimum rental commitments as disclosed for the next five years on page F-20. Please explain.

Response: The minimum rental commitments we disclosed for the next five years on page F-20 were the future minimum rental payments required as of December 31, 2013, in the aggregate and for each of the five succeeding fiscal years as required by ASC 840-20-50-2. The increase in the numbers for each of the five succeeding fiscal years accounts for the scheduled rent increase and the increased cash rental payments for each year. The rental expenses are recognized on a straight-line base into the profit/loss and have no change in numbers for each of the five succeeding fiscal years.

Note 13. Unearned Income, page F-17

4.	We note your response to comment eight. Please provide us with a roll-forward of unearned income by club since the beginning of operations for all periods presented. Further, considering the balance of unearned income of $3.7 million as of December 31, 2013, please tell us about the price ranges of services you offer and approximately how many individual services the unearned income balance represents at each period end.

Response: A roll-forward of unearned income by club since the beginning of our operations for all periods is presented below:

	Wuxi	Nanjing	Jintan	Sub-total VIP cards	Health recuperation customers	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	USD
Balance as of January 1, 2010	-	-	-	-	-	-	-
Receipt in advance	2,323,800	-	-	2,323,800	-	2,323,800
Customer consumption	(13,772)	-	-	(13,772)	-	(13,772)
Balance as of December 31, 2010	2,310,028	-	-	2,310,028	-	2,310,028
Receipt in advance	8,970,000	-	-	8,970,000	-	8,970,000
Customer consumption	(2,062,414)	-	-	(2,062,414)	-	(2,062,414)
Balance as of December 31, 2011	9,217,614	-	-	9,217,614	-	9,217,614
Receipt in advance	17,640,240		-	17,640,240	-	17,640,240
Customer consumption	(2,724,310)	(347,134)		(3,071,444)	-	(3,071,444)
Balance as of December 31, 2012	24,133,544	(347,134)	-	23,786,410	-	23,786,410
Receipt in advance	51,296	228,000	624,623	903,919	1,030,000	1,933,919
Customer consumption	(1,960,641)	(385,930)	(662,334)	(3,008,905)	-	(3,008,905)
Balance as of December 31, 2013	22,224,199	(505,064)	(37,711)	21,681,424	1,030,000	22,711,424	3,715,753

When a customer purchases a VIP card in a club, he/she can use the card to take our services in other clubs without any limitation. The price ranges of services we offered was RMB 60-568. Number of individual services the unearned income balance represented at December 31, 2013, 2012 and 2011 was approximately 72,000, 75,000 and 7,000, respectively. As of December 31, 2013, there was 18,966 individual customers represented by unearned income compared to 18,411 individual customers as of December 31, 2012, an increase of 3.01% and average amount was $196 as of December 31, 2013 compared to $205 as of December 31, 2012.

5.	We note your response to comment nine. We understand that unearned income represents prepayments made by customers for future services and that the balance as of December 31, 2013 was approximately $3.7 million. You state that there is no expiration date for prepaid services and that prepayments are not refundable to your customers. Please tell us if you enter into a written agreement with your customers and if so, provide us with a translated copy of that agreement. Further, tell us what consumer rights are available to your customers under Chinese law that could directly affect your obligation to refund prepayments if requested.

Response: Due to the lack of regulations, the consumers may not be able to request a refund of prepayments directly. However, the consumers can file a lawsuit against us by stating that the agreements entered into by our consumers and the Company contain standard clauses, which may be unenforceable. If they prevail in the lawsuit, the money shall be refunded. In accordance with PRC Contract Law, standard clauses shall become invalid if they fall under any of the circumstance set forth in Article 52 and 53 of the law or if the party that provides the standard clauses exempts itself from liability, imposes heavier liability on the other party, or precludes the other party from its main rights. The agreements entered into with our customers contain standard clauses, which may become invalid if any of our standard clauses fall into the criteria provided under the PRC Contract Law. In another words, we may need to refund prepayments to our clients if the court considers our standard clauses, in connection with non-refundable prepayments, to be invalid. To date, no lawsuits have been filed by any of our customers for refund of advanced payments.

A translated copy of the standard agreement is submitted as Appendix I and Appendix II to this letter.

6.	We note your response to comment 10. Considering that the period over which revenue will be realized is uncertain, it is unclear to us why you believe it is appropriate to classify this liability as a current liability. Tell us whether you have historical experience and the ability to estimate the amount of consumption within the next period cycle. Tell us how you considered the fact that by classifying the full unearned income amount as a current liability in the balance sheet, you are concluding that the full unearned income balance will be realized as revenue within the next operating cycle.

Response: In reconsidering the Staff’s comment, we reassessed the classification of unearned income balances and concluded that it is more appropriate to classify unearned income for which the deliveries of services are expected to occur after 12 months as non-current liabilities in our consolidated balance sheets. The estimation was made based on our revenue projection according to our existing club’s historical experience and our plan for the opening of new clubs. The revised audited financial statements of the Company for the years ended December 31, 2013 and 2012 were filed with the Revised 8-K. Please refer to pages F-2, F-3, F-12 and F-17 of Exhibit 99.1 to the Revised 8-K and Page 25 of the revised 8-K. The unaudited financial statements for the three months ended March 31, 2014 were also filed with the Amended 10-Q. Please refer to pages 3, 12, 16 and 21 of the Amended 10-Q.

Form 10-Q for the Three Months Ended March 31, 2014

Note 6. Property, Plant and Equipment, net, page 14

7.	We note that you present the accumulated impairment as a line item separate from the gross carrying amount of your property, plant and equipment. Refer to ASC 360-10-35-20 and revise to present adjusted carrying amount of your long-lived assets at their new cost basis.

Response: In response to the Staff’s comment, unaudited financial statements of the Company for the three months ended March 31, 2014 were filed with Amended 10-Q. Please refer to page 14 of the Amended 10-Q.. The audited financial statements for the years ended December 31, 2013 and 2012 were also filed with amended Form 8-K/A. Please refer to F-15 of Exhibit 99.1.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting, page 26

8.	We refer to the first sentence in this section beginning with, “As a small business, without a viable business and revenues…” Please tell us in more detail about your conclusion that you do not have a viable business.

Response: In response to the Staff’s comment, revised disclosure was filed with the Amended 10-Q. Please refer to page 26 of the Amended 10-Q.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +86 10 85892003.

Very truly yours,

/s/G. Michael Bennett
G. Michael Bennett

Appendix I

Comjoyful Royal Traditional Health Club VIP Card Rules

1. General Rules

1.1 Card name: Comjoyful Royal Traditional Health Clubhouse VIP Card

1.2 Management: Comjoyful Royal Traditional Health Management Co.,Ltd.

1.3 Purpose: The first shop of Comjoyful Royal Traditional Health Clubhouse is located in Binhu District, Wuxi. It is the Imperial Palace and the folk Imperial Hospital of Wuxi. With the spirit of actively explore and innovation, we bring the health secret that only the former royalty could enjoy to the world, to benefit mankind! We are committed to offer a wide range of social, health care, health, business negotiation space to all the outstanding person. Adhering to the business philosophy “let everyone be healthy”, we establish a management database for health care for each guest, which gives you an extraordinary feeling and a unique experience.

2. VIP Card

2.1 VIP card application procedures

(1) The applicant should submit card application form to the local club;

(2) When applying for a VIP card application form, the applicant shall provide valid identification, and fill in the relevant information;

2.2 VIP card holders’ privileges

(1) Enjoy all services in the club within the existing services right;

(2) Can enjoy the following preferential policies:

“Ren” Card: The first storage with one hundred thousand, consumption of 20% off, cross regional consumption.

“Yi” Card: The first storage with fifty thousand, consumption of 15% off, cross regional consumption.

“Li” Card: The first storage with ten thousand, consumption of 12% off, cross regional consumption.

“Zhi” Card: The first storage with five thousand, consumption of 8% off, cross regional consumption.

* VIP guest can enjoy VIP service and gift from the club at the major festivals.

2.3 Usage of the VIP card

The cardholder spending: hold a VIP card for consumption, then give the card to Cashier, through the card reader to consume by the Cashier, and sign on the bill by cardholder.

2.4 The obligations of cardholder

(1) The cardholder has the obligation to abide by the articles of association of the club and VIP card and the relevant rules and regulations;

(2) The cardholder has the obligation to protect the implementation of the club;

(3) The cardholder has the obligation to provide authentic identification and information to club;

(4) The cardholder has the obligation to assist the club to manage the customer invited by him/ her according to the relevant provisions of club management.

(5) The cardholder has the obligation to show his/ her VIP card to Cashier when checking out.

2.5 Rules of Returning the Card

All sold VIP cards cannot be refunded or exchanged.

2.6 Inquiry, Loss, Damage and Personal Information Changes of VIP Card:

2.6.1 Inquiry:

The cardholder can query the cardholder consumption details at each club cashier desk.

2.6.2 Loss, Damage and Personal Information Changes

If the VIP card is lost, the cardholder should inform the club and apply to the local club for filling in the “VIP Card Application Form of Health Club”. After verification as VIP status, the club will immediately apply for temporary stop card procedures;

If the VIP card is damaged, the cardholder should go to local club to fill in the “VIP Card Application Form of Health Club”; If the cardholder need to change the information, he/she should go to local club to fill in the “VIP Card Personal Information Change Form of Health Club”.

After filling in the form above, the club will give a new card to the customer in accordance with the relevant provisions, and the former card will be invalid. The card fee is 10 yuan for each one.

If the VIP card is lost but the cardholder have not inform the club in time to apply for temporary stop card procedures, the resulting loss borne by the customer.

3. Management of Cardholder

3.1 Financial Management Rules of Cardholder

The cardholder has got card invoices in the purchase of a VIP card, later he/she will no longer invoice when consuming in the club with the card;

3.2 Complaint Way of Cardholder

If the cardholder is not satisfied with the facilities and service of the club, he/she can complain to club customer service, branch manager or senior management of the company.

4. Management Measures of violation of Cardholder

4.1 The cardholder should consciously safeguard the rules and regulations both of the club and VIP card. If the behavior of the cardholder caused damage to the interests of the club, the club has the right to sue the cardholder according to club management rules and related laws and regulations.

4.2 the termination and loss of the qualification: Under any of the following circumstances, the club has right to suspend or terminate his/her ownership of the card, and have corresponding economic penalties and even conduct prosecution in accordance with the relevant provisions.

(1) Serious violation of VIP card rules and other club regulations that caused significant loss;

(2) Cardholders with high infectious disease and have not cured;

(3) Causing serious losses to the club, and other members;

(4) Any serious breach of the law and regulations of the people’s Republic of China.

5. Other Rules

5.1 The age of the cardholder must be 18 years at least.

5.2 Under following conditions, if the cardholder gets personal injury, economic or reputation losses in the club, the club does not bear any legal responsibility and economic compensation.

(1) Cardholders are in bad heath or have serious congenital disease;

(2) The mind of cardholder is wandering as of drunk or other reasons, and force his/her way into the club without listening to the advice of the club management;

(3) Violation of safety regulations and systems

(4) Cardholders do not abide by the relevant laws and regulations of the country.

5.3 The cardholder can bring children under the age of 12, and the children must be accompanied by adults to active in the club.

5.4 The club has right to adjust and rebuild the club facilities according to operation, and the club does not take any responsibility for the inconvenience to the cardholder in the construction process.

5.5 The club has right to adjust the content of the rules.

5.6 If there is any political reception that brings inconvenience to the cardholder, please forgive us.

WuXi Comjoyful Royal Traditional Health Management Co.,Ltd.

Appendix II

VIP card application form of Comjoyful Royal Traditional Health Club

___ branch	Branch No.

Date of filling

Name	Gender	Job
Date of Birth	Age	Tel
ID card No.		Email
Address		Zip Code
Category of VIP card	☐“Ren” ☐ “Yi” ☐“Li” ☐“Zhi”	Card Number
Message	☐Text ☐Mail ☐Email	Other	☐get from club ☐get from someone
Remarks	1. Congratulations on becoming a VIP customer of Comjoyful, the card is your status symbol, which records your personal information, please keep it safe.
2. The card is not redeemable for cash, please show it at the checkout, and sign on the bill.
3. The club retained the right of final interpretation of the card.
4. I have read “Comjoyful Royal Traditional Health Club VIP Card Rules”, understand and accept all instructions and provisions.
Manager’s Approval		Customer’s signature

Printed by WuXi Comjoyful Royal Traditional Health Management Co., Ltd.